Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 12, 2016	Julie M. Allen Partner d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin

Re:	Federal-Mogul Holdings Corporation
Schedule TO-T/13E-3 filed by Icahn Enterprises Holdings L.P., et al.
Filed September 26, 2016
File No. 005-83475

Schedule 13E-3 filed by Icahn Enterprises Holdings L.P., et al.
Filed September 26, 2016
File No. 005-83475

Dear Mr. Hindin:

This letter sets forth the response of Icahn Enterprises Holdings L.P. (the “Company”) to the comment letter, dated October 6, 2016 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Company’s Schedule TO-T/13E-3 (as amended and supplemented, the “Schedule TO”) and Schedule 13E-3 initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2016. In connection with this response to the Comment Letter, the Company is filing with the Commission Amendment No. 3 to the Schedule TO.

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase, attached as Exhibit (a)(1)(i) to the Schedule TO.

* * * *

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

Attention: Perry J. Hindin

October 12, 2016

Joint Schedule TO-T and Schedule 13E-3

1.	We note that the bidders have checked the box on the cover of the Schedule TO to indicate that the tender offer involves a going-private transaction subject to Exchange Act Rule 13e-3. As noted in General Instruction J to Schedule TO, the filing should include Item 13. Please note that you may incorporate by reference the required information.

Response: In response to the Staff’s comment, the Company has amended the Schedule TO to include Item 13.

2.	We note that between September 2011 and November 2011, FM Holdings purchased approximately 502,586 shares in market transactions, increasing its ownership from 75.69% to 77.09%. Please provide us with an analysis as to why these acquisitions were not first steps in a going-private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D.

Response: In response to the Staff’s comment, it is the Company’s opinion that the acquisitions indicated above were not first steps in a going-private transaction under Exchange Act Rule 13e-3 because such transactions did not have a reasonable likelihood of producing, or a purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). At the time of such acquisitions, the Company had no intention to undertake a going-private transaction. Rather, FM Holdings acquired such Shares because the Company believed that such Shares were undervalued in the market at that time. As further evidence of the Company’s lack of intention to undertake a going-private transaction at that time, the Company did not make any additional purchases until Federal-Mogul Holdings Corporation conducted a rights offering in March 2015, more than three years after the acquisitions indicated above. Furthermore, there was never a reasonable likelihood and it was never the purpose of the acquisitions to facilitate the delisting of the Shares, as evidenced by the continued listing of the Shares on the NASDAQ for over five years since the first such acquisition.

Offer to Purchase for Cash

Summary Term Sheet

Our Position Regarding Fairness of the Transaction, page 10

3.

We note the disclosure on page 11 of the Offer to Purchase that the filing persons based their belief that the offer is fair to unaffiliated stockholders on the factors considered by the Special Committee and the Company’s Board. Please note that if the filing persons based their fairness determination on the analysis and discussion of factors undertaken by others, such as the Special Committee and the Company’s Board, then the filing persons must expressly adopt such analysis and discussions as their own. See Question

U.S. Securities and Exchange Commission

Attention: Perry J. Hindin

October 12, 2016

20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the filing persons expressly adopted the analysis and discussion of the Special Committee and Company’s Board, or other applicable party. To the extent that the filing persons did not adopt another party’s analysis and discussion or such party’s analysis and discussion does not address each of the factors described in Instruction 2 to Item 1014 and Items 1014(c), (d) and (e), please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

We note, for example, that the factors considered by the filing persons and the Special Committee do not appear to include the factor described in 1014(c) of Regulation M-A. Specifically, we note that the Minimum Tender Condition relates to shares not owned by IEP, Parent, the Offeror or any of their respective affiliates as opposed to shares not owned by all affiliates of the Company. Please note that the staff considers officers and directors of the Company to be affiliates when evaluating whether 1014(c) was a factor considered by the Board. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of the Company or its affiliates who are not necessarily members of IEP, Parent, the Offeror or any of their respective affiliates. If the specific procedural safeguard in Item 1014(c) relating to the approval of the majority of unaffiliated stockholders was not considered, please explain why you believe the proposed transaction is procedurally fair in the absence of such safeguard.

Response: In response to the Staff’s comment, the Company has revised the disclosure in “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” of the Offer to Purchase to clarify that it expressly adopted the factors considered by the Special Committee and the Company Board. The Company has also revised the disclosure in the Offer to Purchase under “Introduction” and “Summary Term Sheet” to clarify that the Minimum Tender Condition relates to shares not owned by Icahn Enterprises, L.P., Parent, the Offeror, Federal-Mogul Holdings Corporation or any of their respective affiliates, including officers and directors of Federal-Mogul Holdings Corporation.

4.	Please revise this section to clarify that the fairness determination and other disclosure in this section is that of all filing persons to the joint Schedule TO/13E-3, not just that of the Parent and Offeror. Refer to page i, which defines “we,” “us,” and “our” as only including these two entities.

Response: In response to the Staff’s comment, the Company has revised the disclosure in “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” of the Offer to Purchase.

U.S. Securities and Exchange Commission

Attention: Perry J. Hindin

October 12, 2016

Acceptance for Payment and Payment for Shares, page 27

5.	We note your disclosure that you will pay for tendered shares promptly after the later of (i) the Expiration Time or (ii) the satisfaction or waiver of the conditions to the Offer. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the first paragraph of “The Offer—Section 2—Acceptance for Payment and Payment for Shares” of the Offer to Purchase.

Certain Information Concerning the Company, page 36

6.	It appears that the filing persons have elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and have disclosed summarized financial information required by Item 1010(c). Please revise this section to provide all the information required by Item 1010(c)(2), (c)(3) and (c)(5). See Instruction 1 to Item 13 of Schedule 13E-3. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “The Offer—Section 8—Certain Information Concerning the Company” of the Offer to Purchase.

Conditions to the Offer, page 41

7.	We note the language in the last paragraph of this section that the Offeror’s failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right…and [each] such right…shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right.” If an event triggers a listed offer condition, and the Offeror determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Offeror should inform holders of how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Offeror’s understanding in your response letter.

Response: The Company acknowledges the Staff’s comment and confirms the Company’s and the Offeror’s understanding of the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Perry J. Hindin

October 12, 2016

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to contact me at (212) 969-3155.

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:	Jesse A. Lynn, Icahn Enterprises L.P.
Michael Saliba, Proskauer Rose LLP